Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000's)

	Year Ended Dec. 31, 1998	Year Ended Dec. 31, 1999	Year Ended Dec. 31, 2000	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2002
EARNINGS
Income before income taxes and extraordinary item	$(920,520)	$35,030	$196,162	$361,698	$67,140
Interest	68,249	81,052	86,256	98,321	111,280
Amortization of capitalized interest	12,240	1,047	1,226	1,784	1,804
Bond discount amortization	—	—	—	—	—
Loan cost amortization	2,516	3,338	3,669	4,022	4,962

Earnings	$(837,515)	$120,467	$287,313	$465,825	$185,186

Interest expense	$68,249	$81,052	$86,256	$98,321	$111,280
Capitalized interest	6,470	3,356	2,452	4,719	4,976
Bond discount amortization	—	—	—	—	—
Loan cost amortization	2,516	3,338	3,669	4,022	4,962

Fixed Charges	$77,235	$87,746	$92,377	$107,062	$121,218

Preferred Stock Dividends
Preferred Dividend Requirements	$12,077	$16,711	$8,484	$2,050	$10,117
Ratio of income before provision for taxes to Net Income	N/A	1.05	N/A	1.66	1.67

Subtotal—Preferred Dividends	$12,077	$17,597	$8,484	$3,411	$16,861

Combined Fixed Charges and Preferred Dividends	$89,312	$105,343	$100,861	$110,473	$138,079

Ratio of Earnings to Fixed Charges	—	1.4	3.1	4.4	1.5
Insufficient coverage	$914,750	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	—	1.1	2.8	4.2	1.3
Insufficient coverage	$926,827	$—	$—	$—	$—